Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements (Form S-8 Nos. 333-153078; 333-148843; and 333-145676), pertaining to the employee benefit plans of Geovic Mining Corp. (an exploration stage company) of our report dated March 13, 2009 with respect to the consolidated financial statements of Geovic Mining Corp. (an exploration stage company) as of December 31, 2008 and the related consolidated statements of operations, stockholders’ equity and cash flows for the year then ended, and the effectiveness of internal control over financial reporting of Geovic Mining Corp. included in this Annual Report (Form 10-K) for the year ended December 31, 2008.

/s/ Ernst & Young LLP

Denver, Colorado

March 13, 2009